UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   September 19, 2002

Lithia Motors, Inc.

(Exact Name of Registrant as specified in its charter)

Oregon	0-21789	93 - 0572810
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

360 E. Jackson Street, Medford, Oregon	97501
Address of Principal Executive Office	Zip Code

Registrant's telephone number including area code 541-776-6868

(Former name or former address, if changed since last report)   Not applicable

Item 5. Other Events

      Sidney B. DeBoer, Chairman and Chief Executive Officer, has entered a Preset Diversification Program to be administered by Morgan Stanley & Co. Incorporated. The planned sales program complies with Rule 10b5-1 adopted by the SEC in October 2000.

      Pursuant to this program, the DeBoer Family LLC will sell 3,000 shares of Class A common stock each week for the next twelve months, at market prices subject to a preset minimum price. DeBoer Family LLC is a member of Lithia Holding Company LLC and received the shares to be sold in exchange for a reduction of its membership interest. The sale of all 156,000 shares would represent less than 4% of Mr. DeBoer's beneficial ownership of Lithia Motors. He has advised the company the reason for the planned sale is for family estate planning purposes.

<center>**SIGNATURES**</center>

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                    LITHIA MOTORS, INC.
                    (Registrant)

Date: September 19, 2002   By: /s/ Kenneth E. Roberts
                            Kenneth E. Roberts
                            Assistant Secretary